UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to             .
Commission file number: 000-17017
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
DELL INC. 401(k) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DELL INC.
ONE DELL WAY
ROUND ROCK, TEXAS 78682

DELL INC. 401(k) PLAN
NOTE:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of
1974 have been omitted as there were no transactions of the type required to be disclosed in such schedules.

Report of Independent Registered Public Accounting Firm
To the Participants and Benefits Administration Committee of the Dell Inc. 401(k) Plan:
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dell Inc. 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
PricewaterhouseCoopers LLP
Dallas, Texas
June 24, 2010

DELL INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
(in thousands)
ASSETS:
Investments:
Mutual funds	$838,804	$583,187
Separately managed funds	462,413	314,546
Stable value fund	219,013	232,373
Dell Stock Fund	147,020	114,411
Common collective trust	116,516	75,126
Participant loans	56,076	57,931
Short-term investment funds	2,001	3,528

Total investments	1,841,843	1,381,102

Receivables:
Interest income	498	3
Due from broker — unsettled trades	1,029	-
Employer contributions	6,576	9,778

Total receivables	8,103	9,781

Total assets	1,849,946	1,390,883

LIABILITIES:
Administrative expenses payable	963	837
Due to broker	54	1,305

Total liabilities	1,017	2,142

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,848,929	1,388,741

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUND	4,493	14,377

NET ASSETS AVAILABLE FOR BENEFITS	$1,853,422	$1,403,118

The accompanying notes are an integral part of these financial statements.

DELL INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

(in thousands)
ADDITIONS:
Contributions:
Employee	$139,642
Employer	90,356
Employee rollovers	12,035

Total contributions	242,033

Investment income:
Interest and dividends	28,116
Interest on participant loans	3,280
Net appreciation in fair value of investments	331,585

Total investment income	362,981

Total additions	605,014

DEDUCTIONS:
Benefits paid to participants	150,250
Administrative expenses	4,460

Total deductions	154,710

INCREASE IN NET ASSETS	450,304

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,403,118

End of year	$1,853,422

The accompanying notes are an integral part of these financial statements.

DELL INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.	DESCRIPTION OF THE PLAN

The following brief description of the Dell Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — Dell Inc. (the “Company” or “Employer”) originally adopted the Plan on June 1, 1989, and subsequently amended and restated the Plan effective January 1, 2007, and January 1, 2009. The Benefits Administration Committee of the Company (“BAC”) controls and manages the operation and administration of the Plan.

The Plan is a defined contribution plan covering all U.S. resident employees of the Company who are not covered by a collective bargaining agreement. Participation in the Plan is at the election of the employee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

In 2006, the Company acquired Alienware Corporation (“Alienware”), and the Alienware employees became eligible to participate in the Plan on August 3, 2009. The BAC approved the assets of the Alienware Corporation Profit Sharing Plan & Trust to be merged into the Plan, with the transfer of participant accounts expected to occur by the end of 2011.

Dell acquired Perot Systems on November 3, 2009. As of January 1, 2010, the Perot Systems employees are eligible to participate in the Plan. The BAC approved the assets of the Perot Systems Corporation Retirement Savings Plan to be merged into the Plan, with the transfer of participant accounts to occur in 2010.

Participant Contributions — Contributions are made to the Plan by the Company on behalf of each eligible participant based upon the participant’s elected compensation deferral through payroll deductions. The deferrals are funded by the Company at the end of each payroll period. The amount eligible participants may elect to contribute to the Plan ranges from 1% to 50% of their eligible compensation, in whole percentages, up to the annual statutory limit of $16,500 as permitted by the Internal Revenue Code of 1986, as amended (“IRC”). Highly compensated employees, as defined by the IRC, may be subject to more restrictive maximum annual contribution limits if the Plan fails to satisfy certain testing criteria set forth in the IRC. The Plan relies on the safe harbor rules of Section 401(k)(12) of the IRC in order to satisfy the nondiscrimination testing requirements. Participants age 50 or over may elect to contribute an additional $5,500 (“catch-up contributions”) over the base statutory limit in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001.

The Plan also permits employees to contribute balances from other qualified plans (“rollover contributions”).

Employer Contributions — For 2009, the Company matched 100% of the first 5% of eligible compensation that each participant contributed to the Plan. The Company’s matching contributions were made at the end of each payroll period. Additional discretionary Employer contributions may be made upon the approval of the Company’s Board of Directors.

The Company made no additional discretionary contributions for the year ended December 31, 2009. All of the Company’s contributions are invested at the participant’s discretion among the fund elections. Neither participant, Company matching, nor discretionary contributions, if any, are required to be invested in the Dell Stock Fund.

Participant Accounts — Each participant’s account is credited with the participant’s contributions, allocations of Company matching and discretionary contributions, and Plan earnings or losses offset by withdrawals and Plan administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are immediately vested in their contributions and earnings thereon. Participants are also immediately vested in all Employer contributions and any earnings thereon.

Participants employed with the Company as of January 1, 2005, became fully vested in all Employer contributions and earnings thereon. Participants that terminated employment with the Company prior to January 1, 2005, forfeited unvested amounts to the Plan. If a portion of a participant’s account was forfeited and the participant returns to employment with the Company within five years from the date of termination, the previously forfeited amounts will be restored and fully vested if the Participant repays any prior distribution received from the Plan within five years from the participant’s date of rehire.

Forfeitures — Company contributions forfeited by unvested terminated participants may be used by the Company to satisfy Plan administrative expenses or to reduce future Company contributions. During 2009, $23,877 in forfeitures were used to reduce Company contributions. There were no unallocated forfeited non-vested accounts at December 31, 2009 and 2008.

Benefit Payments — Participants are entitled to receive a distribution of the vested portion of their account upon reaching age 59 1/2, termination of employment, disability, death, or in the event of financial hardship. A participant may defer benefit payments until reaching age 70 1/2, provided his or her vested account balance is greater than $5,000; otherwise, in the event of a distribution greater than $1,000 but less than $5,000, the participant may elect either a direct rollover to an individual retirement account (“IRA”) or another qualified plan or a lump-sum amount equal to the value of the vested portion of his or her account upon termination of service. If an employee fails to make an election of one of these options within 90 days of the termination date, his or her vested account balance will automatically be directed to a rollover IRA. Similarly, participants with a vested account balance of less than $1,000 may elect either of the options noted above. If an election is not made within 90 days of the termination date, the balance will be distributed to the participant in a lump sum. Payment of benefits prior to termination of service may be made under certain circumstances as defined by the Plan.

Administration and Plan Expenses — Plan assets are held in trust by J.P. Morgan Chase Bank, N.A. (the “Plan Trustee”). The Plan’s third-party recordkeeper is Hewitt Associates, LLP. Administrative expenses are primarily paid by the participants of the Plan and are allocated to participant accounts ratably based on fund balances.

Investments — The Plan is invested in mutual funds, a common collective trust, separately managed funds, the Dwight Stable Value Fund (the “Dwight Fund”) and the Dell Stock Fund. The following investments represent separately managed funds which are comprised of investments in common stocks, mutual funds and cash equivalents: Dell Inc. 401(k) Dodge & Cox Large Cap Fund, Dell Inc. 401(k) Dodge & Cox Balanced Fund, and the Dell Inc. 401(k) Times Square Small/Mid Cap Growth Fund (collectively, the “Core Funds”). The Plan invests in all investments on a unitized basis.

In addition to the Core Funds, participants may elect to contribute to funds that invest in a mix of the Core Funds and the Dwight Fund, based on target retirement dates (“Pre-Mixed Portfolios”). The Pre-Mixed Portfolios provide for diversification of investments based on the participants’ expected retirement date.

The American Growth Fund and American Euro Pacific Growth Fund contain a trading restriction that requires shareholders who sell more than $5,000 from either fund to wait at least 30 days before repurchasing more than $5,000 worth of units of that fund per transaction. The restriction applies to transfers and reallocations of current account balances. The restriction does not apply to sales/purchases of $5,000 or less, rollovers, and retirement plan contributions and distributions. The restriction also excludes activity in any of the Pre-Mixed Portfolios that contain either the American Growth Fund or the American Euro Pacific Growth Fund.

Risks and Uncertainties — The Plan provides for various investments in common stock, short-term investments, mutual funds, a common collective trust, separately managed accounts, and the Dwight Fund. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, and the recent volatility in the financial markets, it is at least reasonably possible that changes will continue to occur in the near term that could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Participant Loans — Participants may take out a maximum loan amount equal to the lesser of (i) $50,000 less the highest outstanding loan balance during the past 12 months or (ii) 50% of the available vested portion of their account balance less any current outstanding loan balance (minimum loan amount of $500). Each participant’s loan is collateralized by the participant’s vested account balance and is charged an interest rate equal to the prime rate on the date of loan origination plus 1.0% and a one-time fee of $75. Loan repayment period cannot exceed four and a half years except when the proceeds of the loan are used to acquire the participant’s primary residence, when the repayment period cannot exceed 20 years. At December 31, 2009, loans bore interest at rates ranging between 4.25% and 10.50% and are due at various dates through August 25, 2031.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Plan assets will be distributed in accordance with the Plan document.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires the use of management estimates. These estimates are subjective in nature and involve assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of investment income and deductions during the fiscal year. Actual results could differ from those estimates.

Contributions — Participant and Employer contributions are recorded in the period the Employer makes the payroll deduction or upon approval by the Company for discretionary Employer contributions, if any.

Investment Valuation and Income Recognition —The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.

The investment in the common collective trust and separately managed accounts are stated at estimated fair value based on the fair value of the underlying investments and is allocated to participant accounts based on the unit value of the fund. Participant loans are valued using a discounted cash flow model.

The Dwight Fund is a stable value fund that is a separate account consisting of cash and fixed income investment funds wrapped with insurance contracts. The fair value of the Dwight Fund is based on the fair value of its underlying investments then adjusted by the issuer to contract value (see Note 3). Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of investments, which consist of realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Unit Values — Individual participant accounts invested in the common collective trust and separately managed accounts are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the common collective trust or the separately managed accounts, but have an interest therein represented by units valued as of the last business day of the period. The common collective trust and the separately managed accounts earn dividends and interest, which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from the common collective trust and the separately managed accounts are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Contract Value — The Dwight Fund is considered to be a stable value fund and is therefore required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to direct or indirect investment in fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the applicable accounting guidance on the Reporting of Fully Benefit-Responsive Investment Contracts, the statement of net assets available for benefits presents the Dwight Fund at fair value, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Payment of Benefits — Benefits are recorded when paid.

Accounting Pronouncements — The Financial Accounting Standards Board (“FASB”) is the authoritative body for financial accounting and reporting in the United States.

During 2009, the Plan adopted fair value measurements guidance for all nonfinancial assets and nonfinancial liabilities recognized or disclosed at fair value in the financial statements on a nonrecurring basis. In addition, the Plan adopted the new FASB fair value guidance related to the valuation of instruments in inactive markets and guidance related to the measurement of liabilities. The Plan’s adoption of these new pronouncements did not have a material impact on the Plan financial statements for the year ended December 31, 2009 (see Note 3).

In January 2010, the FASB issued additional guidance on the disclosure of fair value measurements, related to transfers in and out of Levels 1 and 2, and separate disclosures about purchases, sales, issuances, and settlements in Level 3. The new guidance also provides clarification on other disclosures related to the level of disaggregation among assets and liabilities and to the inputs and valuation techniques used to measure fair value. As this new guidance provides only disclosure requirements, the adoption will not have any effect on the Plan’s reported net assets or changes in net assets.

Reclassification — Certain prior period balances have been reclassified to conform to the current year presentation. There was no impact on net assets available for benefits related to this reclassification.

3.	FAIR VALUE MEASUREMENTS

The following tables present the hierarchy for the Plan’s assets measured at fair value on a recurring basis as of December 31, 2009 and 2008.

	December 31, 2009
	Level 1	Level 2	Level 3
	Quoted
	Prices in
	Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs	Total
	(in thousands)
Mutual funds:
Fixed income funds	$-	$216,840	$-	$216,840
Domestic equity funds	-	290,859	-	290,859
International equity funds	-	331,105	-	331,105

Total mutual funds	-	838,804	-	838,804

Separately managed funds:
Mutual funds - fixed income	-	62,897	-	62,897
Short-term investment funds	18,710	-	-	18,710
Common stock	380,806	-	-	380,806

Total separately managed funds	399,516	62,897	-	462,413

Stable value fund:
Fixed income funds	-	204,880	-	204,880
Short-term investment funds	13,756	-	-	13,756
Synthetic contract wrappers	-	377	-	377

Total stable value fund	13,756	205,257	-	219,013

Dell Stock Fund	147,020	-	-	147,020
Common collective trust	-	116,516	-	116,516
Participant loans	-	56,076	-	56,076
Short-term investment funds	2,001	-	-	2,001

Total assets measured at fair value	$562,293	$1,279,550	$-	$1,841,843

	December 31, 2008
	Level 1	Level 2	Level 3
	Quoted
	Prices in
	Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs	Total
	(in thousands)
Mutual funds:
Fixed income funds	$-	$169,240	$-	$169,240
Growth funds	-	210,908	-	210,908
International equity funds	-	203,039	-	203,039

Total mutual funds	-	583,187	-	583,187

Separately managed funds:
Mutual funds - fixed income	-	64,602	-	64,602
Short-term investment funds	16,032	-	-	16,032
Common stock	233,912	-	-	233,912

Total separately managed funds	249,944	64,602	-	314,546

Stable value fund:
Fixed income funds	-	189,333	-	189,333
Short-term investment funds	42,658	-	-	42,658
Synthetic contract wrappers	-	382	-	382

Total stable value fund	42,658	189,715	-	232,373

Dell Stock Fund	114,411	-	-	114,411
Common collective trust	-	75,126	-	75,126
Participant loans	-	57,931	-	57,931
Short-term investment funds	3,528	-	-	3,528

Total assets measured at fair value	$410,541	$970,561	$-	$1,381,102

The valuation methods described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a description of valuation methodologies used for the fair value measurements of investments:

Mutual funds	Consists of registered investment companies investments valued at their net asset value, which can be market corroborated.

Separately managed funds
Consists of various common stocks and mutual funds. The values of the separately managed funds may be market corroborated as their underlying investments are the following: stocks, level 1, are valued at the closing price reported on the active market on which the security is traded and mutual funds, level 2, are valued at their net asset value, which can be market corroborated.

Stable value fund
Consists of cash and fixed income investment funds wrapped with insurance contracts. The fixed income investment funds are valued at their net asset value, and the fair value of the wrapped insurance contracts is determined using a discounted cash flow model with inputs derived from observable market data. The valuation of the wrapped insurance contracts is not significant to the overall valuation of the Fund.

Dell Stock Fund	Consists of Dell stock which is valued at the closing price reported on the active market.

Common collective trust	Consists of a common collective trust valued at estimated fair value by the issuer of the fund, and can be market corroborated.

Participant loans	Valued at fair value using a discounted cash flow model with inputs derived from observable market data.

Short-term investment funds	Consists of money market funds, which are valued at their net asset value, which can be market corroborated.

4.	INVESTMENTS

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2009	2008
	(in thousands)
Mutual funds:
American Euro Pacific Growth Fund	$256,038	$169,429
PIMCO Total Return Fund	216,840	169,240
Neuberger Berman Genesis Fund	146,977	119,245
American Growth Fund	143,882	91,662

Separately managed funds:
Dell Inc. 401(k) Dodge & Cox Balanced Fund	194,836	140,513
Dell Inc. 401(k) Dodge & Cox Large Cap Value Fund	175,151	122,201

Dwight Stable Value Fund	219,013	232,373

Dell Stock Fund	147,020	114,411

Common collective trust:
BlackRock Equity Index Fund (formerly BGI Equity Index Fund)	116,516	75,126

At December 31, 2009 and 2008, the Plan owned 10,238,164 and 11,172,963 shares of the Dell Stock Fund valued at $147,020,035 and $114,411,141, respectively. This represents approximately 8% of the Plan’s investments as of December 31, 2009 and 2008. The value of amounts invested in the Dell Stock Fund is among other things, dependent upon the performance of Dell Inc. and the market’s valuation of such performance. It is at least reasonably possible that changes in the fair value of the Dell Stock Fund in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

The changes in fair value during 2009 for the Plan’s investments (including investments purchased, sold, as well as held during the year) are as follows:

2009
(in thousands)

Mutual funds	$159,333
Separately managed funds:
Common stock	99,772
Mutual fund	550
Stable value fund	5,261
Dell Stock Fund	44,589
Common collective trust	23,586
Participant loans	(1,506)

Total net change in fair value of investments	$331,585

5.	STABLE VALUE FUND

The Dwight Fund is a self-managed stable value investment option. The Dwight Fund may invest in a variety of stable value products including guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions, and other investment products (separate account contracts and synthetic GICs) with similar characteristics. The Dwight Fund did not hold any GIC contracts or any separate account contracts during the years ended December 31, 2009 and 2008.

A synthetic GIC (“SIC”), also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of bonds or other fixed income assets that are owned by the Plan. These assets underlying the wrap contract are maintained by a third party custodian, separate from the contract issuer’s general assets. The contracts are obligated to provide an interest rate not less than zero. SICs utilize the benefit responsive wrap contracts to provide market and cash flow risk protection to the Plan thus guaranteeing the value of the underlying investment for the life of the contract. This enables the Plan to realize a specific known value for the assets if it needs to liquidate them to make benefit payments. These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Dwight Fund, but rather are amortized over the duration of the underlying assets or other agreed upon period through adjustments to the future interest crediting rates. The issuer guarantees that all qualified participant withdrawals will occur at contract value, which represents contributions made under the contract, plus earnings, less withdrawals made under the contract and administrative expenses.

The assets underlying the SICs in the Dwight Fund are comprised of cash equivalents, fixed income funds, and a wrap contract. There were no valuation reserves against the SICs at December 31, 2009 and 2008.

Crediting interest rates on the SICs are reset monthly based on yield to maturity and expected cash flow over the life of the related supporting assets. All contracts have a minimum guarantee on all rate resets of an interest rate of not less than zero percent.

The crediting interest rates for the SICs in the Dwight Fund as of December 31, 2009 and 2008, ranged from 1.24% to 2.98% and 2.83% to 4.64%, respectively. The aggregate average annual yield for the SICs in the Dwight Fund for the years ended December 31, 2009 and 2008, were 2.78% and 3.93%, respectively. There are no restrictions on participant withdrawals from the Dwight Fund. Certain withdrawals which are not deemed to be participant initiated and not in compliance with the investment contracts’ provisions, are subject to certain penalties.

6.	TAX STATUS

The Plan obtained its latest determination letter dated August 18, 2003, from the Internal Revenue Service informing the Company that the Plan and related trust are designed in compliance with Section 401(a) of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The Company believes that the related trust is exempt from federal income tax under Section 501(a) of the IRC. Therefore, the financial statements contain no provision for income taxes. The Plan filed for a new determination letter in December 2009.

7.	EXEMPT PARTY-IN-INTEREST-INTEREST TRANSACTIONS

The Plan invests in a money market fund, short-term investments, and mutual funds offered by the Plan Trustee. These transactions qualify as exempt party-in-interest transactions. Administrative expenses on the statement of changes in net assets available for benefits include amounts paid to the Plan Trustee as well as to Hewitt Associates, LLP, Mercer Investment Consulting, and Financial Engines, Inc., which are also exempt parties-in-interest.

8.	ISSUANCE OF UNREGISTERED SHARES

In prior years, the Company inadvertently failed to register with the U.S. Securities and Exchange Commission the issuance of certain Dell Inc. common stock held by the Plan. As a result, the Company made a registered rescission offer to buy back these shares from eligible Plan participants at the original purchase price plus interest, or to reimburse eligible Plan participants for losses that they may have incurred if their shares had been sold. Shares eligible for the rescission offer were purchased by Plan participants between March 31, 2006, and April 3, 2007. The registered rescission offer to eligible Plan participants, which was effective as of August 8, 2008, and expired on September 26, 2008, resulted in the repurchase from participants of the following shares at the stated fair value. Additional interest and losses were paid and allocated to participant accounts during 2009 and 2008 and is included in the statement of changes in net assets available for benefits as Employer contributions.

	2009	2008
	(in thousands, except shares)

Repurchased shares	42,558	402,879

Fair value	$450	$6,849
Interest and losses	322	7,750
9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following tables reconciles the net assets available for benefits at December 31 from the Plan’s financial statements to Form 5500. The stable value fund is adjusted to contract value in the Plan’s financial statements, but is shown on Form 5500 at fair value.

	2009	2008
	(in thousands)

Net assets available for benefits per the financial statements	$1,853,422	$1,403,118
Certain deemed distributions of participant loans	-	(193)
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	(4,493)	(14,377)

Net assets available for benefits per Form 5500	$1,848,929	$1,388,548

Certain loans are treated as deemed distributions for tax purposes and removed from Plan assets on the Form 5500. For financial statement reporting purposes, these loans are reported as part of Plan assets as they have not been cancelled and are considered outstanding under the terms of the Plan document and related loan policies.

The following is a reconciliation of the Plan’s increase in net assets available for benefits reported in the Plan financial statements for the year ended December 31, 2009, to the Plan’s increase in net assets available for benefits reported in the Plan’s Form 5500:

2009
(in thousands)

Increase in net assets available for benefits per financial statements	$450,304
Add: Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive stable value fund	14,377
Reversal for prior year deemed distributions	193
Less: Current year adjustment from contract value to fair value for fully benefit-responsive stable value fund	(4,493)

Increase in net assets available for benefits per Form 5500	$460,381

10.	SUBSEQUENT EVENTS

Effective January 1, 2010, The Bank of New York Mellon replaced JP Morgan Chase Bank, N.A. as the Plan’s Trustee.

Effective April 1, 2010, the Company elected to impose a 20% cap on the percentage of future contributions a participant can invest in the Dell Stock Fund investment option. In conjunction with the contribution restriction, participants are no longer permitted to make an elective transfer or balance that will increase their position in the Dell Stock Fund above 20% of their total account balance. In addition, there is a 14 day trading restriction that prevents participants from reallocating or transferring money back into the Dell Stock Fund for 14 days from the date of the last transfer out of the fund.

For the year ended December 31, 2009, subsequent events were evaluated through June 24, 2010, the date the financial statements were available to be issued.
* * * * * *

DELL INC. 401(k) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009
(In thousands)

			Number		(e) Current
(a)	(b) Identity of Issue	(c) Description	of shares	(d) Cost**	Value

	Dell Inc. Common Stock
*	Dell Stock Fund	Company Stock, $0.01 par value	10,238		$147,020

	Short-Term Investment Funds:
*	JPMorgan Domestic Liquidity	Short-Term Investment			$2,001

	Mutual Funds:
	Neuberger Berman Genesis Fund	Registered Investment Fund	3,892		$146,977
	American Euro Pacific Growth Fund	Registered Investment Fund	6,689		256,038
	Dodge & Cox International Stock Fund	Registered Investment Fund	2,357		75,067
	PIMCO Total Return Fund	Registered Investment Fund	20,078		216,840
	American Growth Fund	Registered Investment Fund	5,274		143,882

	Total Mutual Funds				$838,804

	Separately Managed Funds:
	Dell Inc. 401(k) Dodge & Cox Balanced Fund —
*	JPMorgan Domestic Liquidity	Short-Term Investment			$6,871
	AEGON NV AMER REGD CERT(1 SH EURO.12)	Common Stock	69		442
	AMGEN INC COM STK USDO.0001	Common Stock	58		3,253
	AOL INC USDO .01	Common Stock	20		464
	AUTODESK INC COM STK NPV	Common Stock	8		201
	BAKER HUGHES INC COM STK USD1	Common Stock	52		2,105
	BANK OF NEW YORK MELLON CORP COM STK USD	Common Stock	54		1,510
	BB&T CORP COM STK USD5	Common Stock	44		1,116
	BMC SOFTWARE INC COM STK USD0 .01	Common Stock	31		1,243
	BOSTON SCIENTIFIC CORP COM STK USD0 .01	Common Stock	159		1,427
	CADENCE DESIGN SYSTEMS INC COM STK USD0 .01	Common Stock	42		249
	CAPITAL ONE FINANCIAL CORP COM STK USD0 .01	Common Stock	104		3,987
	CARDINAL HEALTH INC COM STK NPV	Common Stock	10		310
	CAREFUSION CORP USD0 .01	Common Stock	36		894
	CARMAX INC COM STK USD0 .50	Common Stock	28		684
	CATERPILLAR INC COM STK USD1	Common Stock	15		832
	CEMEX S.A.B. DE C.V. ADR EACH REP 10 CPO	Common Stock	48		570
	CHEVRON CORP COM STK USD0 .75	Common Stock	29		2,255
	CITRiX SYSThMS INC COM STK USD0 .001	Common Stock	37		1,540
	COMCAST CORP COM CLS ‘A’ USD 0.01	Common Stock	243		4,104
	COMPUTER SCIENCES CORP COM STK USD1	Common Stock	23		1,306
	COMPUWARE CORP COM STK USD0 .01	Common Stock	76		549
	COVIDIEN PLC SHS	Common Stock	22		1,062
	CREDIT SUISSE GROUP ADR-EACH REPR 1 ORD(	Common Stock	9		437
	DIAGEO ADR EACH REPR 4 ORD GBPO.28 101/1	Common Stock	3		236
	DIRECTV COM USD0 .01 CLASS ‘A’	Common Stock	11		380
	DISH NETWORK CORP CLASS’A’COM STK USD0 .01	Common Stock	25		509
	DODGE & COX INCOME FUND COM NPV	Mutual Fund	4,853		62,897
	DOMTAR CORPORATION COM STK USD0 .01	Common Stock	1		69
	DOW CHEMICAL CO COM STK USD2.50	Common Stock	95		2,628
	EATON CORP COM USD0 .50	Common Stock	18		1,145
	EBAY INC COM STK USD0 .001	Common Stock	85		2,001
	ELECTRONIC ARTS COM STK USD0 .01	Common Stock	35		628
	ERICSSON(LM) TEL ADR EACH REP 10 ORD’B’	Common Stock	66		607
	FEDEX CORP COM STK USD0 .10	Common Stock	40		3,338
	GENERAL ELECTRIC CO. COM STK USD0.06	Common Stock	244		3,692
(Continued)

DELL INC. 401(k) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009
(In thousands)

			Number		(e) Current
(a)	(b) Identity of Issue	(c) Description	of shares	(d) Cost**	Value

	GENWORTH FINANCIAL INC COM STK USD0 .001	Common Stock	21		$238
	GLAXOSMITHKLINE ADR EACH REPR 2 ORD GBPO	Common Stock	66		2,789
	HEWLETT-PACKARD CO COM STK USD0.01	Common Stock	119		6,104
	HITACHI ADR-EACH CNV INTO 10 NPV	Common Stock	10		313
	HOME DEPOT INC COM STK USD0 .05	Common Stock	85		2,471
	HSBC HLDGS ADR EACH REPR 5 USD0.50	Common Stock	12		708
	INTERPUBLIC GROUP COMPANIES INC COM STK	Common Stock	75		554
	KONINKLIJKE PHILIPS ELECTRONICS NV	Common Stock	10		294
	LEGG MASON INC COM STK USD0.10	Common Stock	14		422
	LIBERTY GLOBAL INC COM STK SERIES ‘C’ US	Common Stock	6		131
	LIBERTY GLOBAL INC COM STK USD0.01 SER’A	Common Stock	7		149
	LIBERTY MEDIA CORP (NEW) SER‘A’ USD0.01	Common Stock	1		53
	LIBERTY MEDIA HOLDING COM STK USD0.01 ‘A	Common Stock	115		1,247
	LOEWS CORP COM STK USD0.01	Common Stock	17		622
	MACY’S INC COM STK USD0.01	Common Stock	38		630
	MAXIM INTEGRATED PRODUCTS COM STK USD0.0	Common Stock	75		1,523
	MEDTRONIC INC COM STK USD0.10	Common Stock	20		888
	MERCK & CO INC(NEW) COM STK USD0.50	Common Stock	117		4,275
	MOLEX INC CLASS‘A’N.VTG COM STK USD0.05	Common Stock	37		708
	MOLEX INC COM STK USD0.05	Common Stock	5		116
	MOTOROLA INC USD0.01	Common Stock	406		3,147
	NEWS CORP CLASS‘A’NON VTG COM STKUSDO.01	Common Stock	248		3,399
	NOKIA CORP ADR EACH REPR 1 EUR0.06	Common Stock	41		520
	NOVARTIS AG ADR EACH REPR 1 CHFO.50(REGD)	Common Stock	62		3,375
	OCCIDENTAL PETROLEUM CORP COM USD0.20	Common Stock	39		3,173
	PANASONIC CORP ADR-EACH CNV INTO 10 ORD	Common Stock	76		1,091
	PFIZER INC COM STK USD0.05	Common Stock	170		3,092
	PITNEY BOWES INC COM STK USD1	Common Stock	35		797
	ROYAL DUTCH SRELL ADR EACR REPR 2’A’SRS	Common Stock	14		811
	SANOFI-AVENTIS ADR ECH REP 1/2 ORD EUR2	Common Stock	55		2,156
	SCHLUMBERGER COM STK USD0.01	Common Stock	60		3,905
	SLM CORP COM STK USD0.20	Common Stock	50		561
	SONY CORP ADR EACH REPR 1 ORD	Common Stock	58		1,694
	SPRINT NEXTEL CORP FON COM STK NPV	Common Stock	353		1,293
	STATE STREET CORP COM STK USD1	Common Stock	5		218
	SUNTRUST BANKS INC COM STK USD1	Common Stock	42		854
	SYMANTEC CORP COM STK USDO.01	Common Stock	50		886
	SYNOPSYS INC COM STK USDO.01	Common Stock	33		735
	THERMO FISHER SCIENTIFIC INC COM STK USD	Common Stock	3		134
	TIME WARNER CABLE INC USD0.01	Common Stock	41		1,703
	TIME WARNER INC USD0.01	Common Stock	108		3,157
	TRAVELERS COS INC/THE	Common Stock	26		1,281
	TYCO ELECTRONICS LTD SWITZERLD SHS	Common Stock	55		1,342
	TYCO INTERNATIONAL LTD. USD0.80	Common Stock	28		1,016
	UNITEDHEALTH GROUP INC COM STK USD0.01	Common Stock	69		2,094
	US BANCORP DELAWARE COM STK USD0.01	Common Stock	28		619
	VODAFONE GROUP SPON ADR REP 10	Common Stock	44		1,009
	VULCAN MATERIALS CO COM STK USD1	Common Stock	9		495
	WALGREEN CO COM STK USD0.078125	Common Stock	27		984
	WAL-MART STORES INC COM STK USD0.10	Common Stock	24		1,261
	WELLPOINT INC COM STK USD0.01	Common Stock	43		2,477
	WELLS FARGO & CO COM STK USD1 2/3	Common Stock	149		4,013
	XEROX CORP COM STK USD1	Common Stock	209		1,768

	Total Dell Inc. 401(k) Dodge & Cox Balanced Fund				$194,836

(Continued)

DELL INC. 401(k) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009
(In thousands)

			Number		(e) Current
(a)	(b) Identity of Issue	(c) Description	of shares	(d) Cost**	Value

	Dell Inc. 401(k) Dodge & Cox Large Cap Value —
*	JPMorgan Domestic Liquidity	Short-Term Investment			$6,922
	AEGON NV AMER REGD CERT (1 SH EURO.12)	Common Stock	67		432
	AMGEN INC COM STK USD0. 0001	Common Stock	73		4,130
	AOL INC USD0.01	Common Stock	27		624
	AUTODESK INC COM STK NPV	Common Stock	11		280
	BAKER HUGHES INC COM STK USD1	Common Stock	72		2,894
	BANK OF NEW YORK MELLON CORP COM STK USD	Common Stock	73		2,042
	BB&T CORP COM STK USD5	Common Stock	53		1,345
	BMC SOFTWARE INC COM STK USD0.01	Common Stock	43		1,724
	BOSTON SCIENTIFIC CORP COM STK USD0.01	Common Stock	218		1,962
	CADENCE DESIGN SYSTEM S INC COM STK USD0.01	Common Stock	74		440
	CAPITAL ONE FINANCIAL CORP COM STK USD0.01	Common Stock	140		5,360
	CARDINAL HEALTH INC COM STK NPV	Common Stock	15		474
	CAREFUSION CORP USD0.01	Common Stock	47		1,175
	CARMAX INC COM STK USD0.50	Common Stock	44		1,055
	CATERPILLAR INC COM STK USD1	Common Stock	20		1,128
	CEMEX S.A.B. DE C.V. ADR EACH REP 10 CPO	Common Stock	66		777
	CHEVRON CORP COM STK USD0.75	Common Stock	39		3,009
	CITRIX SYSTEMS INC COM STK USD0.001	Common Stock	50		2,081
	COMCAST CORP COM CLS ‘A’ USD 0.01	Common Stock	323		5,442
	COMPUTER SCIENCES CORP COM STK USD1	Common Stock	31		1,766
	COMPUWARE CORP COM STK USD0.01	Common Stock	110		795
	COVIDIEN PLC SHS	Common Stock	30		1,437
	CREDIT SUISSE GROUP ADR-EACH REPR 1 ORD (BK) LEVEL II	Common Stock	12		595
	DIAGEO ADR EACH REPR 4 ORD GBPO.28 101/1	Common Stock	4		264
	DIRECTV COM USD0.01 CLASS ‘A’	Common Stock	15		516
	DISH NETWORK CORP CLASS‘A’COM STK USD0.0	Common Stock	37		758
	DOW CHEMICAL CO COM STK USD2.50	Common Stock	130		3,592
	EATON CORP COM USD0.50	Common Stock	24		1,527
	EBAY INC COM STK USD0.001	Common Stock	115		2,707
	ELECTRONIC ARTS COM STK USD0.01	Common Stock	48		848
	ERICSSON(LM) TEL ADR EACH REP 10 OlU) B’ SEK1	Common Stock	83		762
	FEDEX CORP COM STK USD0.10	Common Stock	51		4,256
	GENERAL ELECTRIC CO. COM STK USD0.06	Common Stock	330		4,993
	GENWORTH FINANCIAL INC COM STK USD0.001	Common Stock	36		404
	GLAXOSMITHKLINE ADR EACH REPR 2 ORD GBPO	Common Stock	90		3,781
	HEWLETT-PACKARD CO COM STK USD0.01	Common Stock	158		8,139
	HITACHI ADR-EACH CNV INTO 10 NPV	Common Stock	21		654
	HOME DEPOT INC COM STK USD0.05	Common Stock	114		3,298
	HSBC HLDGS ADR EACH REPR 5 USD0.50	Common Stock	20		1,167
	INTERPUBLIC GROUP COMPANIES INC COM STK USD0.10	Common Stock	110		815
	KONINKLIJKE PHILIPS ELECTRONICS NV ADR EORD EUR0.20	Common Stock	17		486
	LEGG MASON INC COM STK USD0.10	Common Stock	15		437
	LIBERTY GLOBAL INC COM STK SERIES ‘C’ USD0.01	Common Stock	6		140
	LIBERTY GLOBAL INC COM STK USD0.01 SER’A	Common Stock	5		101
	LIBERTY MEDIA CORP (NEW) SER‘A’ USD0.01	Common Stock	2		71
	LIBERTY MEDIA HOLDING COM STK USD0.01’ A	Common Stock	157		1,696
	LOEWS CORP COM STK USD0.01	Common Stock	22		803
	MACY’S INC COM STK USD0.01	Common Stock	55		917
	MAXIM INTEGRATED PRODUCTS COM STK USD0.001	Common Stock	100		2,030
	MEDTRONIC INC COM STK USD0.10	Common Stock	22		976
	MERCK & CO INC(NEW) COM STK USD0.50	Common Stock	155		5,664
(Continued)

DELL INC. 401(k) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009
(In thousands)

			Number		(e) Current
(a)	(b) Identity of Issue	(c) Description	of shares	(d) Cost**	Value

	MOLEX INC CLASS‘A’N.VTG COM STK USD0.05	Common Stock	54		$1,033
	MOTOROLA INC USD0.01	Common Stock	554		4,301
	NEWS CORP CLASS‘A’NON VTG COM STKUSDO.01	Common Stock	343		4,690
	NOKIA CORP ADR EACH REPR 1 EUR0.06	Common Stock	55		707
	NOVARTIS AG ADR EACH REPR 1 CHF0.50(REGD	Common Stock	79		4,273
	OCCIDENTAL PETROLEUM CORP COM USD0.20	Common Stock	54		4,352
	PANASONIC CORP ADR-EACH CNV INTO 10 ORD	Common Stock	109		1,564
	PFIZER INC COM STK USD0.05	Common Stock	204		3,713
	PITNEY BOWES INC COM STK USD1	Common Stock	49		1,115
	ROYAL DUTCH SHELL ADR EACH REPR 2 ‘A’ SHS	Common Stock	20		1,172
	SANOFI-AVENTIS ADR ECH REP 1/2 ORD EUR2	Common Stock	77		3,012
	SCHLUMBERGER COM STK USD0.01	Common Stock	85		5,533
	SLM CORP COM STK USD0.20	Common Stock	100		1,125
	SONY CORP ADR EACH REPR 1 ORD	Common Stock	81		2,335
	SPRINT NEXTEL CORP FON COM STK NPV	Common Stock	504		1,844
	STATE STREET CORP COM STK USD1	Common Stock	7		296
	SUNTRUST BANKS INC COM STK USD1	Common Stock	55		1,122
	SYMANTEC CORP COM STK USD0.01	Common Stock	67		1,190
	SYNOPSYS INC COM STK USD0.01	Common Stock	44		987
	THERMO FISHER SCIENTIFIC INC COM STK USD	Common Stock	4		172
	TIME WARNER CABLE INC USD0.01	Common Stock	53		2,184
	TIME WARNER INC USD0.01	Common Stock	146		4,264
	TRAVELERS COS INC/THE	Common Stock	31		1,521
	TYCO ELECTRONICS LTD SWITZERLD SHS	Common Stock	69		1,694
	TYCO INTERNATIONAL LTD. USD0.80	Common Stock	38		1,359
	UNITEDHEALTH GROUP INC COM STK USD0.01	Common Stock	95		2,886
	US BANCORP DELAWARE COM STK USD0.01	Common Stock	37		822
	VODAFONE GROUP SPON ADR REP 10 ORD SHS	Common Stock	59		1,362
	VULCAN MATERIALS CO COM STK USD1	Common Stock	12		648
	WALGREEN CO COM STK USDO.078125	Common Stock	36		1,322
	WAL-MART STORES INC COM STK USD0.10	Common Stock	32		1,721
	WELLPOINT INC COM STK USD0.01	Common Stock	59		3,422
	WELLS FARGO & CO COM STK USD1 2/3	Common Stock	198		5,341
	XEROX CORP COM STK USD1	Common Stock	281		2,378

	Total Dell Inc. 401(k) Dodge & Cox Large Cap Value				$175,151

	Dell Inc. 401(k) Times Square/Mid Cap Growth Fund
*	JPMorgan Domestic Liquidity	Short-Term Investment			$4,917
	ADVISORY BOARD INC COM STK USD0.01	Common Stock	19		592
	AECOM TECHNOLOGY CORP COM STK USD0.01	Common Stock	36		990
	AERCAP HOLDINGS N.V. EURO.01	Common Stock	86		782
	ALBERTO-CULVER COMPANY (NEW) COM STK USD	Common Stock	44		1,280
	ALLIANCE DATA SYSTEM COM STK USD0.01	Common Stock	26		1,647
	ALTERA CORP COM STK USDO.001	Common Stock	36		821
	AMDOCS ORD GBPO.01	Common Stock	38		1,070
	AMEDISYS INC COM STK USD0.001	Common Stock	13		622
	AMERICAN ECOLOGY CORP COM STK USD0.01	Common Stock	34		586
	AMPHENOL CORP CLASS’AUOM STK USD0.001	Common Stock	20		942
	ANALOG DEVICES INC COM STK USD0.16 2/3	Common Stock	52		1,639
	ARCHIPELAGO LEARNING INC USD0.01	Common Stock	21		441
	ASSURED GUARANTY LTD COM STK USD0.01	Common Stock	19		413
	ATHEROS COMMUNICATIONS INC COM STK USD0.	Common Stock	21		719
	ATLAS AIR WORLDWIDE HOLDINGS INC COM STK	Common Stock	7		257
	BIO RAD LABORATORIES INC CLASS‘A’COM STK	Common Stock	16		1,495
(Continued)

DELL INC. 401(k) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009
(In thousands)

			Number		(e) Current
(a)	(b) Identity of Issue	(c) Description	of shares	(d) Cost**	Value

	BLACKBOARD INC COM STK USD0.01	Common Stock	23		$1,044
	BROOKDALE SENIOR LIVING INC COM STK USD0	Common Stock	34		618
	BRUKER CORP COM STK USD0.01	Common Stock	61		736
	CAMERON INTERNATIONAL CORP COM STK USD0.01	Common Stock	11		443
	CARLISLE COS INC COM STK USD1	Common Stock	26		877
	CEPHALON INC COM STK USD0.01	Common Stock	19		1,155
	CLARCOR INC COM STK USD1	Common Stock	23		743
	CLEAN HARBORS INC COM STK USD0.01	Common Stock	15		894
	COMSTOCK RESOURCES INC COM STK USD0.50	Common Stock	18		726
	CORE LABORATORIES NV EUR0.01	Common Stock	7		827
	CORPORATE EXECUTIVE BOARD CO COM STK USD0.01	Common Stock	17		381
	COSTAR GROUP INC COM STK USD0.01	Common Stock	23		961
	DAVITA INC COM STK USD0.001	Common Stock	58		3,407
	DENBURY RESOURCES INC COM STK USD0.001	Common Stock	65		962
	DEVRY INC COM STK USD0.01	Common Stock	9		505
	DISCOVERY COMMUNICATIONS INC CLS ‘A’ USD0.01	Common Stock	16		483
	DISCOVERY COMMUNICATIONS INC CLS ‘C’ USD0.01	Common Stock	36		943
	DOLBY LABORATORIES INC COM STK USD0.001	Common Stock	15		735
	DRIL QUIP INC COM STK USD0.01	Common Stock	18		1,017
	EMERGENCY MEDICAL SERVICES L.P. COM STK	Common Stock	17		893
	FLOWERS FOODS INC COM STK USDO.01	Common Stock	34		808
	GARDNER DENVER INC COM STK USD0.01	Common Stock	20		847
	GENTEX CORP COM STK USD0.06	Common Stock	45		794
	GLACIER BANCORP COM STK USD0.01	Common Stock	39		528
	GLOBAL PAYMENTS INC COM STK USD0.001	Common Stock	41		2,224
	GRACO INC COM STK USD1	Common Stock	32		917
	GRAND CANYON EDUCATION INC USD0.01	Common Stock	51		973
	HAEMONETICS CORP COM STK USD0.01	Common Stock	20		1,081
	HENRY JACK & ASSOCIATES INC COM STK USD0.01	Common Stock	45		1,040
	HERBALIFE LTD	Common Stock	17		690
	IHS INC COM STK USD0.01 CLASS A	Common Stock	13		713
	INFORMATICA CORP COM STK USD0.001	Common Stock	29		755
	INTERACTIVE DATA CORP COM STK NPV	Common Stock	30		751
	INVESCO LTD COM STK USD0.20	Common Stock	33		780
	JARDEN CORP COM STK NPV	Common Stock	20		609
	KANSAS CITY SOUTHERN COM STK USD0.01	Common Stock	28		932
	LINEAR TECHNOLOGY CORP COM STK NPV	Common Stock	33		1,008
	MAGELLAN HEALTH SERVICES INC	Common Stock	33		1,344
	MANTECH INTERNATIONAL CORP COM STK USD0.	Common Stock	19		917
	MARTIN MARIETTA MATERIALS INC COM STK US	Common Stock	7		644
	MAX CAPITAL GROUP COM STK USD1	Common Stock	37		830
	MINDRAY MEDICAL IN SPON ADR EACH REP 10	Common Stock	24		818
	MOHAWK INDUSTRIES COM STK USD0.01	Common Stock	17		809
	MONSTER WORLDWIDE INC COM STK USD0.001	Common Stock	43		750
	NATIONAL CINEMEDIA INC COM STK USD0.01	Common Stock	28		457
	NETAPP INC COM STK NPV	Common Stock	24		825
	NEUSTAR INC-CLASS COM STK USD0.001	Common Stock	44		1,009
	NICE SYSTEMS ADR EACH REPR 1 ORD ILSI	Common Stock	35		1,077
	NOVELLUS SYSTEMS INC COM STK NPV	Common Stock	50		1,158
	OCEANEERING INTERNATIONAL INC COM STK USD.025	Common Stock	18		1,042
	ONYX PHARMACEUTICALS COM STK USD0.001	Common Stock	31		912
	ORBITAL SCIENCES COM STK USD0.01	Common Stock	69		1,053
	PERRIGO CO COM STK NPV	Common Stock	9		371
	PROASSURANCE CORP COM STK USD0.01	Common Stock	13		687
	QUICKSILVER RESOURCES INC COM STK USD0.01	Common Stock	49		737
(Continued)

DELL INC. 401(k) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009
(In thousands)

			Number		(e) Current
(a)	(b) Identity of Issue	(c) Description	of shares	(d) Cost**	Value

	RANGE RESOURCES CORP COM STK USD0.01	Common Stock	18		$897
	RED HAT USD0.0001	Common Stock	23		695
	RENAISSANCERE HLDGS COM STK USD1	Common Stock	27		1,435
	RESMED INC COM STK USD0.004	Common Stock	14		732
	RESOURCES CONNECTION INC COM STK USD0.01	Common Stock	49		1,040
	SBA COMMUNICATIONS COM STK USD0.01	Common Stock	70		2,391
	SIRONA DENTAL SYSTEMS INC COM STK USD0.0	Common Stock	26		819
	SOLERA HOLDINGS INC COM STK USD0.01	Common Stock	28		1,023
	SRA INTERNATIONAL INC CLASS‘A’COM STK US	Common Stock	41		779
	STERICYCLE INC COM STK USD0.01	Common Stock	17		938
	STRAYER EDUCATION INC COM STK USD0.01	Common Stock	4		850
	SYBASE INC COM STK USD0.001	Common Stock	21		907
	TALECRIS BIOTHERAPEUTICS HLDGS CORP NPV	Common Stock	34		746
	TIFFANY & CO COM STK USD0.01	Common Stock	19		796
	TRANSDIGM INC USD0.01	Common Stock	30		1,434
	UTI WORLDWIDE INC ORD NPV	Common Stock	45		650
	VARIAN SEMICONDUCT EQUIP ASSOC INC COM S	Common Stock	40		1,439
	WABCO HOLDINGS INC COM STK USD0.01	Common Stock	43		1,096
	WABTEC CORPORATIONCOM USD0.01	Common Stock	18		739
	WELLCARE HEALTH PLANS INC COM STK USD0.01	Common Stock	27		996
	WHITING PETROLEUM CORP COM STK USD0.001	Common Stock	11		750
	WILEY(JOHN)& SONS INC CLASS ‘A’COM STK US	Common Stock	21		888
	WRIGHT EXPRESS CORP COM STK USD0.01	Common Stock	38		1,224
	ZIONS BANCORP COM STK NPV	Common Stock	55		709

	Total Dell Inc. 401(k) Times Square/Mid Cap Growth Fund				$92,426

	Total Separately Managed Funds				$462,413

	Common Collective Trust:
	BlackRock (formerly BGI) Equity Index Fund	Common Collective Trust	3,144		$116,516

(Continued)

DELL INC. 401(k) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
YEAR ENDED DECEMBER 31, 2009
(In thousands)

				(e) Current
(a)	(b) Identity of Issue	(c) Description	(d) Cost**	Value

	Dwight Stable Value Fund
	Bank of America 03-068	Dwight Target 2 Fund		$21,140
		Dwight Target 5 Fund		8,222
		Dwight Intermediate Core Plus Fund		10,759
		Synthetic Contract Wrapper,#03-068, 2.98%		144

				40,265

	ING Life & Annuity 60074	Dwight Target 2 Fund		21,160
		Dwight Target 5 Fund		8,229
		Dwight Intermediate Core Plus Fund		10,769
		Synthetic Contract Wrapper, #60074, 2.81%		36

				40,194

*	JP Morgan Chase ADELL-BC	Dwight Target 2 Fund		21,172
		Dwight Target 5 Fund		8,234
		Dwight Intermediate Core Plus Fund		10,775
		Synthetic Contract Wrapper, #ADELL-S, 2.96%		120

				40,301

	Monumental MDA00603TR	Dwight Target 2 Fund		21,178
		Dwight Target 5 Fund		8,237
		Dwight Intermediate Core Plus Fund		10,778
		Synthetic Contract Wrapper, #MDA-00603TR, 2.91%		36

				40,229

	Pacific Life Insurance G-26953.01	Dwight Target 2 Fund		21,136
		Dwight Target 5 Fund		8,220
		Dwight Intermediate Core Plus Fund		10,757
		Synthetic Contract Wrapper, #G-26953.01.0001, 2.93%		41

				40,154

*	JPMorgan Domestic Liquidity	Short-term Investment Fund		13,756
	SEI Stable Asset Value	Common Collective Trust		4,114

	Total Dwight Stable Value Fund			$219,013

*	Participant Loans	Loans bearing interest rates ranging from 4.25%
		to 10.5%, due at various dates through August 25, 2031		$56,076

			Total Investments	$1,841,843

*	Party-in-Interest

**	Cost information is not required for participant-directed investments
(Concluded)

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DELL INC. 401(K) PLAN By: Benefits Administration Committee of the Dell Inc. 401(k) Plan
Date: June 24, 2010	By:	/s/ Janet B. Wright
Janet B. Wright
On Behalf of the Benefits Administration Committee

INDEX TO EXHIBITS

Exhibit
Number	Description

23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants